SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE TO/A
                                 (Rule 14d-100)
          Tender Offer Statement under Section 14(d) (1) or 13(e) (1)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 2)
                             TRANS-LUX CORPORATION
              ____________________________________________________
                       (Name of Subject Company (Issuer))


                             TRANS-LUX CORPORATION
              ____________________________________________________
                       (Name of Filing Person (Offeror))

                7 1/2 % Convertible Subordinated Notes due 2006
              ____________________________________________________
                         (Title of Class of Securities)

                                  893247 AD 8
              ____________________________________________________
                     (CUSIP Number of Class of Securities)



                                Angela D. Toppi
                     Executive Vice President and Secretary
                             TRANS-LUX CORPORATION
                              110 Richards Avenue
                             Norwalk CT 06856-5090
                                 (203) 853-4321

              ____________________________________________________
          (Name, address and telephone number of person authorized to
       Receive Notices and communications on behalf of the filing person)


                                    Copy to:

                              Gerald Gordon, Esq.
                      Weisman Celler Spett & Modlin, P.C.
                                445 Park Avenue
                            New York, New York 10022
                                 (212) 371-5400

                           Calculation of filing fee

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TRANSACTION VALUATION                        $12,309,000
AMOUNT OF FILING FEE ----------------------------$ 1,317.06*----------------

*Estimated for purposes of calculating the amount of the filing fee only and previously paid. The amount assumes the exchange of $12,309,000 principal amount of Trans-Lux Corporation ("Trans-Lux") 8 1/4% Limited Convertible Senior Subordinated Notes due 2012 ("8 1/4% Notes") for all oustanding $12,309,000 principal amount of Trans-Lux 7 1/2 % Convertible Subordinated Notes due 2006 ("7 1/2 % Notes"). The amount is based upon the maximum principal amount of Trans-Lux 8 1/4% Notes to be issued in exchange.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
         Amount previously paid:  ---------------
         Filing party:  -------------------------
         Form or registration No.:  -------------
         Date filed:  ---------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] Third-party tender offer subject to Rule 14d-1.

[X] Issuer tender offer subject to Rule 13e-4.

[X] Going-private transaction subject to Rule 13e-3.

[ ] Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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    Trans-Lux Corporation, a Delaware corporation ("Trans-Lux") hereby amends Schedule TO and Schedule 13E-3,as amended, previously filed with respect to the offer by Trans-Lux to exchange (the "Exchange Offer") up to $12,309,000 principal amount of Trans-Lux 8 1/4 % Limited Convertible Senior Subordinated Notes due 2012 (the "8 1/4 % Notes") for currently outstanding $12,309,000 principal amount of Trans-Lux 7 1/2 % Convertible Subordinated Notes due 2006 (the "7 1/2 % Notes"), at the exchange rate of $1,000 principal amount of 8 1/4% Notes for each $1,000 principal amount of 7 1/2 % Notes tendered. Subject to the terms and conditions of the Exchange Offer, Trans-Lux will issue $108,000 principal amount of 8 1/4 % Notes in exchange for $108,000 principal amount of the 7 1/2 % Notes to the extent such 7 1/2 % Notes which were properly tendered and not withdrawn prior to the expiration of the Exchange Offer. This amendment to jointly file Schedule TO and Schedule 13E-3 is intended to satisfy the requirements of Rules 13e-3 and 13e-4 under the Securities Exchange Act of 1934, as amended.

    This Schedule TO is combined with Schedule 13E-3 since the transaction might be deemed a "going prive" transaction. Where items under Schedule 13E-3 are not part of Schedule TO, they are listed at the end of Schedule. Where the same item is covered by both schedules, the Schedule 13E-3 reference is below the Schedule TO reference.

    This amendment amends Items 1, 4, 6 and 12 of Schedule TO and Items 1, 4, 6 and 16 of Schedule 13E-3. The text of a press release dated March 14, 2006 by Trans-Lux announcing the completion of the Exchange Offer is filed as Exhibit (a)(5)(D) herewith and is incorporated by reference.


ITEM 12.  EXHIBITS.
(Item 16 Schedule 13E-3)


     (a)(5)(D) Press Release dated March 14, 2006 filed herewith.



                                       SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       By:  /s/ ANGELA D. TOPPI
                                       ------------------------------------
                                       Angela D. Toppi
                                       Executive Vice President
Date:  March 14, 2006                   and Secretary